UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
Ö  Form 20-F         [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          [  ] Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On July 14, 2010, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held an Extraordinary Meeting of Shareholders.  Of the 16,780,171 ordinary shares issued and outstanding and eligible to vote as of the record date of June 10, 2010, a quorum of 9,758,061 (58.15%) of the eligible shares, was present in person or represented by proxy.  The following actions were taken at the meeting:

1.
The election of Ms. Tali Yaron-Eldar as external director, as defined in the Companies Law, for a term of three years, and the approval of her remuneration and benefits as described in the Company’s Proxy Statement.

FOR	AGAINST	ABSTAIN
2,611,975	49,509	50,330

2.
The election of Mr. Gerald Dogon as external director, as defined in the Companies Law, for a term of three years, and the approval of his remuneration and benefits as described in the Company’s Proxy Statement.

FOR	AGAINST	ABSTAIN
2,607,985	50,999	52,830

3.	The ratification and approval of the remuneration paid to the external directors appointed on May 30, 2007.

FOR	AGAINST	ABSTAIN
9,091,177	393,062	273,821

4.	The approval of the provision the Indemnification Undertakings to the directors of the Company.

FOR	AGAINST	ABSTAIN
9,350,049	186,768	221,244

5.
The approval that the 1,500,000 Ordinary Shares of the Company that were approved for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “2006 Plan”) by the Company’s shareholders on December 22, 2009, be eligible for grant to all Company employees, irrespective of whether they are United States taxpayers or Israeli taxpayers.

FOR	AGAINST	ABSTAIN
2,487,831	178,277	45,706

6.
The amendment of the terms of the options granted to the Company’s retired director, Dr. Simcha Sadan, to provide for acceleration of the vesting of such options such that the same shall vest immediately upon the approval of such acceleration at the Extraordinary Meeting, and to enable Dr. Sadan to exercise such options for a period of up to three months following the date of the Extraordinary Meeting.

FOR	AGAINST	ABSTAIN
2,361,708	321,418	28,688

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 15, 2010	By:	/s/ Limor Zur-Stoller

Limor Zur-Stoller VP Finance